May 20, 2008

Mail Stop 4561

Mr. Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

Re: **New York Community Bancorp, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        Form 10-Q for Fiscal Quarter Ended March 31, 2008
        File Number: 001-31565

Dear Mr. Ficalora:

        We have reviewed your response to our comment letter dated April 10, 2008 and
have the following comments.

Form 10-K, filed February 29, 2008

Consolidated Statement of Cash Flows, page 84

1.   We note your response to comment three from our letter dated April 10, 2008.
        Specifically, you state that it was your intention to hold the $1.4B in loans
        acquired from PennFed as held for investment. Please address the following:

        •   provide us with copies of your Asset and Liability Management Committee
            meetings from November 2006 through June 2007, which support your
            assertion that that you intended to hold these loans and therefore classified
            them as held for investment;
        •   tell us where you have reflected the remaining $1.4B of loans sold (net of the
            $823M) in your statement of cash flows; and
        •   tell us how classification of these loans as held for investment is consistent
            with the paragraph 8(a) of SOP 01-6. Specifically, tell us how considered the

period of time from your acquisition to the subsequent sale of these loans demonstrates your ability and intent to hold these loans for the "foreseeable future."

Form 10-Q, filed May 12, 2008

Note 3. Securities, page 7

2.   We note your tabular presentation of the amortized cost and estimated market values of your available-for-sale securities as of March 31, 2008. We also note the disclosure of your expectation to recover the unrealized losses on these securities within a reasonable period of time through a typical interest rate cycle. As it relates to your corporate bonds (unrealized loss of $20.1M), capital trust notes (unrealized loss of $12M), and preferred stock holdings (unrealized loss of $10.1M) as of March 31, 2008, please tell us the following for each of security:

- the specific issuer and name of each security held;
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss; and
- how you considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

If not otherwise provided in your response, please explain the reasons for the significant increase in the unrealized loss position of these securities as of March 31, 2008 as compared to December 31, 2007.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief